UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spirit Aviation Holdings, Inc.

Full Name of Registrant

Spirit Airlines, Inc.

Former Name if Applicable

1731 Radiant Drive

Address of Principal Executive Office (Street and Number)

Dania Beach, Florida 33004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spirit Aviation Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, by the prescribed due date without unreasonable effort or expense. The Company’s emergence from bankruptcy on March 12, 2025 (the “Emergence Date”) requires the Company to apply “fresh start” accounting to its consolidated financial statements and related disclosures, which requires the Company to establish a new successor reporting entity, separate its current reporting period between “predecessor” and “successor” period, and reflect a new basis of accounting which requires the Company to determine new fair values for the new reporting entity’s assets, liabilities and equity as of the Emergence Date. The Company’s resource limitations and the complex calculations required to implement fresh start accounting, which does not provide for a measurement period that extends beyond the emergence date like business combinations accounted for under ASC 805, have delayed the preparation of the financial statements. The Company will work diligently to file the Form 10-Q and while the Company cannot provide assurance as to the date on which the Form 10-Q will be filed, the Company currently expects to file on or before the end of May 2025.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Frederick S. Cromer	(954)	447-7920
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company was previously unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 by the prescribed due date without unreasonable effort or expense.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in “Part III – Narrative” to this Form 12b-25, the Company is unable to file its Form 10-Q within the prescribed time period without unreasonable effort and expense. The Company’s results of operations for the quarter ended March 31, 2025 will not be comparable to the prior year due primarily to the required application of fresh start accounting to the Company. Due to the delay in finalizing certain financial and other related data in the Form 10-Q, primarily for the reasons described above in Part III, the Company’s results of operations for the quarter ended March 31, 2025 have not been finalized. As a result, the Company is currently unable to provide a reasonable estimate of its financial results for the quarter ended March 31, 2025 or the anticipated changes from corresponding prior period results.

Cautionary Statement Regarding Forward Looking Statements

This filing contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are subject to the “safe harbor” created by those sections. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than statements of historical facts are “forward-looking statements” for purposes of these provisions. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions intended to identify forward-looking statements. Forward-looking statements include, without limitation, the status of the Company’s negotiations with the Noteholders and the possibility that the Company may voluntarily initiate a statutory restructuring process and the potential effects of the initiation of such statutory restructuring process on the Company’s liquidity, results of operations and business. Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors include, among others, ongoing global political and economic uncertainty, the impact of the Company’s emergence from chapter 11, the Company's ability to refinance, extend or repay its near and intermediate term debt, the Company's substantial level of indebtedness and interest rates, the potential impact of volatile and rising fuel prices and impairments and other factors discussed in the Company’s Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q filed with the SEC and other factors, as described in the Company’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Furthermore, such forward-looking statements speak only as of the date of this release. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. Risks or uncertainties (i) that are not currently known to us, (ii) that we currently deem to be immaterial, or (iii) that could apply to any company, could also materially adversely affect our business, financial condition, or future results. Additional information concerning certain factors is contained in the Company’s Securities and Exchange Commission filings, including but not limited to the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

Spirit Aviation Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2025	By:	/s/ Frederick S. Cromer
	Name:	Frederick S. Cromer
	Title:	Executive Vice President and Chief Financial Officer